SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Guinness Atkinson ETF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

21550 Oxnard Street, Suite 850
Woodland Hills, California 91367

Telephone Number (including area code): (818) 716-2739

Name and Address of Agent for Service of Process:

Guinness Atkinson Asset Management, Inc.
21550 Oxnard Street, Suite 850
Woodland Hills, California 91367

With copies of notices and communications to:

Alexandra K. Alberstadt
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes [X]     No [  ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Los Angeles and the state of California on the 11th day of April, 2013.

Guinness Atkinson ETF Trust
By: /s/ James J. Atkinson
James J. Atkinson, Initial Trustee

Attest:
/s/________________